ABRAMS GARFINKEL MARGOLIS BERGSON, LLP

ATTORNEYS AT LAW

4100 NEWPORT PLACE DRIVE

SUITE 830

NEWPORT BEACH, CALIFORNIA 92660

TELEPHONE: (949) 250-8655
FACSIMILE: (949) 250-8656
WWW.AGMBLAW.COM

August 14, 2007

OFFICES:
LOS ANGELES, CA
NEW YORK, NY
MELVILLE, NY

VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn: Beverly A. Singleton

Re: Aviation Upgrade Technologies, Inc., a Nevada corporation
        Form 10-KSB for the year ended December 31, 2006
        File 0-28347
        Supplemental Response

Dear Ms. Singleton:

As you know, this law firm represents Aviation Upgrade Technologies, Inc., a Nevada corporation ("Company"). Please find attached one (1) marked color copy of the documents as filed on EDGAR as correspondence on August 13, 2007.

Per your request, the documents enclosed and filed as correspondence include: (1) the Company's proposed response letter; (2) the Company's proposed Amendment No. 1 to its Form 10-KSB for the year ended December 31, 2006; and (3) the Company's proposed Amendment No. 1 to its Form 10-QSB for the quarter ended March 31, 2006.

The headings and provisions of proposed response letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned directly at 925.828.3555.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

ABRAMS GARFINKEL MARGOLIS BERGSON, LLP



By: Karin C. Carter

Enclosures